Registration No. 333 -
As filed with  the Securities and Exchange Commission on May 13, 2009
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       ----------------------------------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
          THE SECURITIES ACT OF 1933 FOR DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                                 --------------

                              LENOVO GROUP LIMITED
   (Exact name of issuer of deposited securities as specified in its charter)

                                 --------------

                                      [N/A]
                   (Translation of issuer's name into English)

                                 --------------

                                    Hong Kong
            (Jurisdiction of incorporation or organization of issuer)

                       ----------------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                 --------------

                                 399 Park Avenue
                            New York, New York 10043
                                 (212) 816-6690
   (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                 --------------

                          Lenovo Holding Company, Inc.
                                1009 Think Place
                              Morrisville, NC 27560
                                  919-294-0695
   (Address, including zip code, and telephone number, including area code, of agent for service)

                       ----------------------------------

                                   Copies to:
      Mr. John Stanley                              Herman H. Raspe, Esq.
Lenovo Holding Company, Inc.                  Patterson Belknap Webb & Tyler LLP
      1009 Think Place                           1133 Avenue of the Americas
    Morrisville, NC 27560                          New York, New York 10036

                       ----------------------------------

It is proposed that this filing become effective under Rule 466:
                                                     |X| immediately upon filing
                                                     | | on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : | |

                       ----------------------------------

                         CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------------------
                                                              Proposed Maximum      Proposed Maximum
       Title of Each Class of              Amount to be        Aggregate Price     Aggregate Offering        Amount of
     Securities to be Registered            Registered            Per Unit*             Price**           Registration Fee
-------------------------------------- --------------------- -------------------- --------------------- ---------------------
American Depositary Shares, each       30,000,000 American          $5.00              $1,500,000              $83.70
representing twenty (20) ordinary       Depositary Shares
shares of Lenovo Group Limited
-----------------------------------------------------------------------------------------------------------------------------

* For purposes of this table only, the term "unit" is defined as 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

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

            This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                              Cross Reference Sheet

Item 1.           DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
1.   Name of Depositary and address of its principal executive     Face of Receipt -  Introductory Article.
     office

2.   Title of Receipts and identity of deposited securities        Face of Receipt  - Introductory Article.

Terms of Deposit:
       (i)    The amount of deposited securities represented by    Face of Receipt  - Introductory Article.
              one American Depositary Share ("ADSs")

       (ii)   The procedure for voting, if any, the deposited      Reverse of Receipt  - Paragraphs (14)
              securities                                           and (15).

       (iii)  The collection and distribution of dividends         Reverse of Receipt - Paragraph (12) and (14).

       (iv)   The transmission of notices, reports and proxy       Reverse of Receipt  - Paragraphs (11), (14) and
              soliciting material                                  (15).

       (v)    The sale or exercise of rights                       Reverse of Receipt - Paragraphs (13)
                                                                   and (14).

       (vi)   The deposit or sale of securities resulting from     Reverse of Receipt - Paragraphs (12) and (16).
              dividends, splits or plans of reorganization

       (vii)  Amendment, extension or termination of the deposit   Reverse of Receipt - Paragraphs (19) and (20) (no
              agreement                                            provision for extensions).

       (viii) Rights of holders of Receipts to inspect the         Reverse of Receipt - Paragraph (11).
              transfer books of the Depositary and the list of
              holders of ADSs

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
       (ix)   Restrictions upon the right to deposit or withdraw   Face of Receipt - Paragraphs (2), (3), (4), (6),
              the underlying securities                            (7), and (9).
                                                                   Reverse of Receipt - Paragraph (10).

       (x)    Limitation upon the liability of the Depositary      Face of Receipt - Paragraph (5);
                                                                   Reverse of Receipt - Paragraph (17).

3.    Fees and charges which may be imposed directly or            Face of Receipt - Paragraph (8).
      indirectly on holders of ADSs

Item 2.           AVAILABLE INFORMATION                            Reverse of Receipt - Paragraph (11).

      The Lenovo Group Limited (the "Company") publishes the information contemplated in Rule 12g3-2(b)(1)(iii) promulgated under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), on its internet website. As of the date hereof, the Company's internet website is www.lenovo.com and the primary trading market of the Company's ordinary shares is The Stock Exchange of Hong Kong. The information so published by the Company may not be in English, except that the Company is required, in order to maintain its exemption from the Exchange Act reporting obligations pursuant to Rule 12g3-2(b), to translate such information into English to the extent required by Rule 12g3-2(b). The information so published by the Company cannot be retrieved from the internet website of United States Securities and Exchange Commission (the "Commission"), and cannot be inspected or copied at the public reference facilities maintained by the Commission located (as of the date of the Deposit Agreement) at 100 F Street, N.E., Washington, D.C. 20549.

                                   PROSPECTUS

            The Prospectus consists of the form of American Depositary Receipt filed as Exhibit (a)(i) to this Registration Statement on Form F-6 and is incorporated herein by reference.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)   (i)   Form of American Depositary Receipt. -- Filed herewith as Exhibit
            (a)(i).

      (ii) Deposit Agreement dated as of February 10, 1995, by and among Lenovo Group Limited (formerly known as "Legend Holdings Limited") (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders from time to time of American Depositary Receipts issued thereunder (the "Deposit Agreement"). -- Filed herewith as Exhibit
            (a)(ii).

(b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. -- None.

(c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. -- None.

(d) Opinion of counsel for the Depositary as to the legality of the securities to be registered. -- Filed herewith as Exhibit (d).

(e)   Certificate under Rule 466. -- Filed herewith as Exhibit (e).

(f) Power of Attorney in favor of Wong Wai Ming, Chief Financial Officer of the Company, to act as attorney-in-fact for the execution of this Registration Statement on Form F-6 -- Filed herewith as Exhibit (f).

Item 4. UNDERTAKINGS

(a) The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, by and among Lenovo Group Limited, Citibank, N.A., as depositary, and all Holders from time to time of American Depositary Receipts to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 13 day of May, 2009.

                         Legal entity created by the Deposit Agreement under which the American Depositary Receipts evidencing American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing twenty (20) ordinary shares of Lenovo Group Limited.

                         CITIBANK, N.A., solely in its capacity as Depositary


                         By: /s/ Thomas Crane
                             ---------------------------------------
                             Name:  Thomas Crane
                             Title: Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Lenovo Group Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Hong Kong, on May 13, 2009.


                                        LENOVO GROUP LIMITED


                                        By: /s/ Wong Wai Ming
                                            ------------------------------
                                            Name:  Wong Wai Ming
                                            Title: Chief Financial Officer

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on May 13, 2009.

Signature                               Title
---------                               -----

/s/ Liu Chuanzhi *
--------------------------------        Chairman and Director
Mr. Liu Chuanzhi*

/s/ Yang Yuaquing *
--------------------------------        Chief Executive Officer and Director
Mr. Yang Yuanqing*

/s/ Wong Wai Ming
--------------------------------        Chief Financial Officer
Mr. Wong Wai Ming                       (Acting Accounting Officer)

/s/ Zhu Linan *
--------------------------------        Director
Mr. Zhu Linan*

/s/ Ma Xuezheng *
--------------------------------        Director
Ms. Ma Xuezheng*


--------------------------------        Director
Mr. James G. Coulter


--------------------------------        Director
Mr. William O. Grabe

/s/ Professor Woo Chia-Wei*
--------------------------------        Director
Professor Woo Chia-Wei*


--------------------------------        Director
Mr. Ting Lee Sen

Signature                               Title
---------                               -----


--------------------------------        Director
Mr. John W. Barter III

/s/ Tian Suning *
--------------------------------        Director
Mr. Tian Suning*


Authorized Representative in the U.S.

LENOVO HOLDING COMPANY, INC.

By: /s/ John Stanley
    ----------------------------
    Name:  Mr. John Stanley
    Title: Director


/s/ Wong Wai Ming
--------------------------------
*Wong Wai Ming
 Attorney-in-Fact

                                Index to Exhibits

                                                                   Sequentially
Exhibit             Document                                       Numbered Page
-------             --------                                       -------------
(a)(i)              Form of Receipt
(a)(ii)             Deposit Agreement
(d)                 Opinion of counsel to the Depositary
(e)                 Rule 466 Certification
(f)                 Power of Attorney in favor of Wong Wai Ming